Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178-0060 Tel. 212.309.6000 Fax: 212.309.6001 www.morganlewis.com Richard F. Morris Partner 212.309.6650 richard.morris@morganlewis.com

February 6, 2014

VIA EDGAR

Amy W. Miller

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-6010

Re:	Reality Shares ETF Trust, File Nos. 333-192288 and 811-22911

Dear Ms. Miller:

On behalf of our client, Reality Shares ETF Trust (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via email on December 12, 2013, regarding the Trust’s initial Registration Statement on Form N-1A (the “Registration Statement”).

The Registration Statement was filed with the SEC on November 12, 2013 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended, regarding the registration of shares of the following three (3) series of the Registrant: the Reality Shares Isolated U.S. Dividend Growth Index ETF, the Reality Shares Isolated Global Dividend Growth Index ETF and the Reality Shares Isolated Dividend Growth ETF (each, a “Fund” and together, the “Funds”).

Several changes have been made to the Funds since the filing of the Registration Statement. In order to assist the Staff in its review these changes are summarized below. The Registrant’s response to the Staff comments follows thereafter.

I.	Summary of Changes.

Almaty   Beijing   Boston   Brussels   Chicago   Dallas   Frankfurt   Harrisburg   Houston   Irvine   London   Los Angeles   Miami   Moscow   New York   Palo   Alto   Paris   Philadelphia   Pittsburgh   Princeton   San Francisco   Tokyo   Washington   Wilmington

Amy W. Miller

Securities and Exchange Commission

February 6, 2014

First, the name of each of the two Funds designed to track an index (each such Fund, an “Index Fund” and each such index, an “Index”) has changed since the Registrant filed its Registration Statement. These two Funds have been renamed the Reality Shares NASDAQ-100 Dividend Growth Index ETF and the Reality Shares U.S. Isolated Dividend Growth Index ETF, respectively. For ease of reference, the table below shows the former name of each Index Fund and its corresponding Index and the new name of each Index Fund and its corresponding Index.

Former Index Fund Name	Former Corresponding Index Name	New Index Fund Name	New Corresponding Index Name

Reality Shares Isolated U.S. Dividend Growth Index ETF	Reality Shares Implied U.S. Dividend Growth Index	Reality Shares NASDAQ-100 Isolated Dividend Growth Index ETF	Reality Shares NASDAQ-100 Isolated Dividend Growth Index

Reality Shares Isolated Global Dividend Growth Index ETF	Reality Shares Implied Global Dividend Growth Index	Reality Shares U.S. Isolated Dividend Growth Index ETF	Reality Shares U.S. Isolated Dividend Growth Index

Second, as described below, the investment objective of each Index Fund and the description of each Index Fund and its corresponding Index set forth in the principal investment strategies section of the Prospectus has been slightly modified in connection with the name changes described above.

A.       Reality Shares NASDAQ-100 Isolated Dividend Growth Index ETF

The current investment objective of the Reality Shares NASDAQ-100 Isolated Dividend Growth Index ETF set forth in the accompanying Pre-Effective Amendment No. 1 to the Registration Statement (“Pre-Effective No. 1”) is long-term capital appreciation by tracking its Index. The prior investment objective of the Fund as set forth the Registration Statement was to track the performance, before fees and expenses, of its Index.

The Fund’s Index is described in Pre-Effective Amendment No. 1 as consisting of options on (i) the NASDAQ-100 Index and (ii) exchange traded funds (“ETFs”) designed to track the NASDAQ-100 Index. Therefore, references to the Index including long positions in individual securities and ETFs, which were disclosed in the Registration Statement, have been removed. Further, Pre-Effective Amendment No. 1 discloses that the value of the Index reflects the level of dividends expected to be paid on the securities included in the NASDAQ-100 Index. Therefore, references included in the Registration Statement to the Index being designed to isolate the growth of the level of the dividends expected to be paid on the U.S. large capitalization equity securities, such as the S&P 500 Index companies have been removed.

Amy W. Miller

Securities and Exchange Commission

February 6, 2014

B.       Reality Shares U.S. Isolated Dividend Growth Index ETF

The current investment objective of the Reality Shares U.S. Isolated Dividend Growth Index ETF set forth in Pre-Effective Amendment No. 1 is long-term capital appreciation by tracking its Index. The prior investment objective of the Fund set forth in the Registration Statement was to track the performance, before fees and expenses, of its Index.

The Fund’s Index is described in Pre-Effective Amendment No. 1 as consisting of options on (i) the S&P 500 Index and (ii) ETFs designed to track the S&P 500 Index. As such, the “global” component of the Fund’s principal investment strategy disclosed in the Registration Statement has been removed. Therefore, references to the Index including long positions in individual securities and ETFs and any European or Japanese securities, including options on European or Japanese securities, which were included in the Registration Statement, have been removed. Further, Pre-Effective Amendment No. 1 discloses that the Index is designed to gain exposure to the expected dividends reflected in options on the S&P 500 Index and options on ETFs tracking the S&P 500 Index. Therefore, references included in the Registration Statement to the Index being designed to isolate the growth of the level of the dividends expected to be paid on the U.S., European and Japanese large capitalization equity securities reflected in the Index, have been removed.

II.      Response to Staff Comments.

Summaries of the Staff’s comments and our responses thereto on behalf of the Registrant are provided below. Please note that for organizational purposes, we have divided your numbered comments that contain more than one comment into subdivisions (e.g., “(a),” “(b),” “(c),” etc.). Unless otherwise defined herein, capitalized terms have the same meaning as contained in the Funds’ Prospectus and/or Statement of Additional Information included as part of the Registration Statement.

PROSPECTUS

Reality Shares Isolated U.S. Dividend Growth Index ETF [now, Reality Shares NASDAQ-100 Isolated Dividend Growth Index ETF]

Investment Objective (Page 1)

1.

Comment.      The prospectus states that the investment objective of the Reality Shares Isolated U.S. Dividend Growth Index ETF [now, the Reality Shares NASDAQ-100 Isolated Dividend Growth Index ETF] is to track the performance, before fees and

Amy W. Miller

Securities and Exchange Commission

February 6, 2014

expenses, of the Reality Shares Implied U.S. Dividend Growth Index [now, the Reality Shares NASDAQ-100 Isolated Dividend Growth Index]. On page 16, the prospectus repeats this objective, but then further states that the Fund’s objective is “to produce long term capital appreciation.” This second objective also includes a discussion of the investment strategy (“by attempting to isolate the growth of the level of dividends paid by a portfolio of large cap companies listed in the U.S.”). Please revise the disclosure to provide a single investment objective that does not include a discussion of the investment strategy, and ensure that this single objective is stated consistently throughout the prospectus.

Response.      In response to the staff’s comment, the Fund’s investment objective has been revised. The Fund’s objective is “long-term capital appreciation by tracking its Index.” The Registrant believes this objective, as stated, provides investors with a more precise and useful description of its objective than simply stating “long term capital appreciation” or “to track its index.” Further, the Registrant confirms that the investment objective of the Fund is stated consistently throughout the Prospectus.

Fee Table (Page 1)

2.

Comment.      We note that the Fund is permitted to invest in other ETFs. Please confirm that any Acquired Fund Fees and Expenses (“AFFE”) will be appropriately accounted for in the Fee Table. See Instruction 3(f) to Item 3 of Form N-1A.

Response.      The Registrant confirms that AFFE will be appropriately accounted for in the Fee Table.

3.	Comment. Does the Fund intend to engage in short sales? If so, please disclose the dividend and interest expenses of short sales in the Fee Table.

Response.      While the Fund reserves the right to engage in short sales, the Fund does not intend currently to engage in short sales. The Registrant confirms that dividend and interest expenses of short sales will be appropriately accounted for in the Fee Table.

Principal Investment Strategies (Pages 2-3)

4.

Comment.      The Principal Investment Strategies are unclear and likely to be confusing to investors. Please revise the Principal Investment Strategies to conform to the plain English requirements of Rule 421 under the Securities Act of 1933 (“Securities Act”). See General Instruction B.4(c) of Form N-1A. More specific questions regarding the strategies are provided below.

Amy W. Miller

Securities and Exchange Commission

February 6, 2014

Response.      The description of the Principal Investment Strategies of each Fund have been revised.

5.	Comment. Please clarify how “isolating the dividend from the stock price can provide positive long-term returns that are not directly correlated to broad equity market or fixed income returns.”

Response.      The requested changes have been made. In particular, the Prospectus discloses that since these strategies are based on an expected level of dividend growth, and not the trading price of equity securities, the performance of such strategies should not be directly correlated to broad equity market returns (which are based on the trading prices of equity securities). References to fixed income market returns have been removed.

6.

Comment.      (a) Please clarify how the Fund “seeks investment returns based on the growth of the level of the dividends expected to be paid on the securities of the large capitalization companies reflected in the Index, not the change of the stock price of such companies.” (b) In addition, please define “large capitalization companies.”

Response.      (a) The requested changes have been made. References to “securities of large capitalization companies” have been replaced with references to “securities in the NASDAQ-100 Index” in accordance with the Fund’s revised principal investment strategy. (b) References to “large capitalization companies” have been removed.

7.

Comment.      (a) The disclosure in the second and third paragraphs of this section, which describe the Index, is very technical and unclear. Please provide a clearer explanation of the Index, including its objective, the types of securities included in the Index, how they are selected, and how the Index isolates dividend growth. (b) Also, does the Index include derivatives? If so, please explain to us how the Fund’s Exemptive Order permits this strategy. If not, please clarify that the Index will not include derivatives.

Response.      (a) The requested changes have been made. (b) The Index includes options. Options on indexes and ETFs are securities and the SEC has permitted the operation and listing of ETFs based on indexes of options pursuant to standard index ETF exemptive orders, such as the Fund’s. For example, the following ETFs are based on indexes that include options: the ALPS U.S. Equity High Volatility Put Write Index Fund (most recent prospectus: January 22, 2013, as supplemented February 8, 2013; 19b-4 Order citation: Securities Exchange Act Release No. 34-68667 (Jan. 16, 2013) 78 FR 4955) and the Horizons S&P Financial Select Sector Covered Call ETF and the Horizons S&P 500 Covered Call ETF (most recent prospectus: June 18, 2013; 19b-4 Order

Amy W. Miller

Securities and Exchange Commission

February 6, 2014

citation: Securities Exchange Act Release No. 34-68708 (Jan. 23, 2013) 78 FR 6161). In addition, the composition of the Fund’s underlying indexes was discussed extensively with the Senior Special Counsel (ETFs).

8.

Comment.      In accordance with the Fund’s exemptive relief, the prospectus states that “[u]nder normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending, if any) will be invested in the component securities of the Index.” In addition, because the Reality Shares Isolated U.S. Dividend Growth Index ETF [now, the Reality Shares NASDAQ-100 Isolated Dividend Growth Index ETF] has “U.S. Dividend” in its name, please disclose that, under normal circumstances, the Fund will invest at least 80% of its assets in U.S. dividend-paying companies. See Rule 35d-1 under the Investment Company Act of 1940 (the “Investment Company Act”).

Response.      The Registrant respectfully declines to make the requested change. As an initial matter, the Registrant notes that the term “U.S.” has been removed from the Fund’s name. The Fund is now named the “Reality Shares NASDAQ-100 Isolated Dividend Growth Index ETF.”

Rule 35d-1(a), in relevant part, provides that “a materially deceptive and misleading name of a Fund includes … [a] name suggesting that the Fund focuses its investments in a particular type of investment or investments … unless: [t]he Fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its Assets in the particular type of investments … suggested by the Fund’s name” (emphasis added). Unlike other funds with the term “Dividend” in their names, the Fund does not seek to invest in dividend-paying stocks. Instead, the Fund seeks to isolate the level of dividends expected to be paid on the securities included in the NASDAQ-100 Index. The term “Dividend” in combination with the term “Isolated” in the Fund’s name, therefore, suggests the Fund’s investment strategy rather a particular type of investment. The Staff previously has indicated that terms in fund names that suggest a particular type of investment strategy are not subject to Rule 35d-1. See Frequently Asked Questions about Rule 35d-1 (Investment Company Names), Question 8 at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (“The term ‘tax-sensitive’ connotes a type of investment strategy rather than a focus on a particular type of investment. Therefore, use of the term ‘tax-sensitive’ in a fund’s name will not require the fund to comply with the 80% investment requirement of rule 35d-1.”) See also id. at Question 9 (“Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment.”)

Furthermore, to the extent the Fund’s name suggests a particular type of investment, Registrant believes it suggests investment in “isolated dividends” and not “dividend-paying companies” as discussed in the Principal Investment Strategy section.

Amy W. Miller

Securities and Exchange Commission

February 6, 2014

9.

Comment.      The first sentence of the fifth paragraph states that “[t]he Fund may invest up to 20% of its total assets (exclusive of collateral held from securities lending, if any) in any other types of derivative instruments.” Please add the following to the end of the sentence: “relating to the Index and its component securities that the Adviser believes will help the Fund track the Index.”

Response.      The request change as been made.

10.

Comment.      The last paragraph in the Principal Investment Strategies section states that Reality Shares Implied U.S. Dividend Growth Index [now, the Reality Shares NASDAQ-100 Isolated Dividend Growth Index ETF] is sponsored by Reality Shares, Inc. (the “Index Provider”), which is the parent company and an affiliate of the Adviser. Please relocate this statement to the first paragraph in this section.

Response.      The reference to the Index Provider has been relocated as the new second paragraph in the Principal Investment Strategies section. The Registrant believes that placing this reference in second paragraph, rather than the first paragraph, of the Principal Investment Strategies section makes the section as a whole more easily read and more understandable to investors in the context of the related disclosure.

11.

Comment.      To minimize any potential conflicts of interest as a result of the Adviser’s affiliate acting as Index Provider to the Fund, please disclose later in the registration statement that both the Adviser and the Index Provider have established policies and procedures designed to prevent non-public information about pending changes to the Index from being used or disseminated in an improper manner and to prevent the Fund’s portfolio manager from having any influence on the construction of the Index methodology.

Response.      The requested language has been disclosed in the SAI under the heading “Information about the Indexes – Index Calculation Agent.”

Investment Adviser (Page 5)

12.	Comment. We note that the Adviser is not currently registered with the U.S. Securities and Exchange Commission (“SEC”). Please advise us of its registration status.

Response.      The Adviser’s registration with the SEC under the Investment Advisers Act of 1940, as amended, has become effective since the Registration Statement was filed.

Amy W. Miller

Securities and Exchange Commission

February 6, 2014

Reality Shares Isolated Global Dividend Growth Index ETF [now, Reality Shares U.S. Isolated Dividend Growth Index ETF]

Principal Investment Strategies (Page 7)

13.

Comment.      (a) In accordance with the Fund’s exemptive relief, the prospectus states that under normal circumstances, “at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending, if any) will be invested in the component securities of the Index,” which is defined as “any combination of long positions in U.S., European and Japanese large capitalization equity securities and [ETFs] . . . .” In addition, because the Fund has “Global Dividend” in its name, please disclose that, under normal circumstances, the Fund will invest at least 80% of its assets in U.S. and non-U.S. dividend-paying companies. See Rule 35d-1 under the Investment Company Act. (b) Finally, since the Fund has “global” in its name, please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (i.e., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S.

Response.      (a) The Registrant respectfully declines to make the requested change for reasons substantially similar to those set forth in response to Comment 8 above. (b) The Registrant notes that the term “Global” has been removed from the Fund’s name and, therefore, respectfully declines to make the requested changes.

Reality Shares Isolated Dividend Growth ETF

Principal Investment Strategies (Page 12)

14.	Comment. The Fund is actively managed and therefore the exchange listing for the Fund must be approved by the SEC’s Division of Trading and Markets. We may have additional comments.

Response.      The Registrant understands that the Staff may have additional comments relating to the approval of the Fund’s exchange listing by the Division of Trading and Markets.

Amy W. Miller

Securities and Exchange Commission

February 6, 2014

15.

Comment.      Because the Fund has “Dividend” in its name, please disclose that, under normal circumstances, the Fund will invest at least 80% of its assets in dividend-paying companies. See Rule 35d-1 of the Investment Company Act.

Response.      The Registrant respectfully declines to make the requested change for reasons substantially similar to those set forth in response to Comment 8 above.

16.

Comment.      The third paragraph of this section provides that the Fund will “track” the performance of large capitalization equity securities and certain derivatives. Tracking performance of a group of securities is generally considered a passive investment strategy appropriate for an index fund. Please explain to us why tracking performance of a group of securities is appropriate for an actively managed ETF.

Response.      The Fund is actively managed and will not track the performance of a group of securities or other assets. The sentence referenced in the Comment reads: “Under normal circumstances, the Fund generally invests in any combination of large capitalization equity securities, exchange traded funds (“ETFs”) designed to track the performance of large capitalization equity securities, dividend swaps, total return swaps, put and call options, futures contracts and forward contracts designed to capture the growth of the level of dividends expected to be paid on large capitalization equity securities listed for trading in the U.S., Europe and Japan.” The phrase “designed to track the performance of large capitalization equity securities” was meant to modify the ETFs in which the Fund may invest pursuant to its active management strategy (i.e., the Fund will invest in index ETFs that track the performance of large capitalization indexes). The Fund’s Principal Investment Strategy section has been revised to make clear that the Fund utilizes an active management strategy.

The Funds’ Investment Objectives (Page 16)

17.

Comment.      (a) As previously noted, please review the Funds’ objectives disclosed in this section, and make them consistent with the objectives set forth in the prospectus Summary. (b) In addition, please explain what notice, if any, will be provided to Fund shareholders regarding a change of objective.

Response.      (a) The Registrant confirms that each Fund’s investment objective disclosed in the section entitled “More Information About the Funds’ Investment Objectives, Strategies and Risks - The Funds’ Investment Objectives” is consistent with the investment objective disclosed in its Summary section.

(b) Subject to the approval of the Trust’s Board of Trustees, the Registrant would notify investors of any change to its investment objective through delivery of a prospectus supplement in advance of any such change and by posting notice of such change on the Fund’s website. The Fund expects that it would generally provide at least thirty (30) to sixty (60) days written notice of any such change.

Amy W. Miller

Securities and Exchange Commission

February 6, 2014

18.

Comment.      (a) Please provide a detailed description of each index in response to Item 9 of Form N-1A, including how it is constructed, the frequency with which it is reconstituted, and how frequently it is rebalanced. (b) Please disclose how the indexes were developed. (c) Please supplementally provide us with the Index Methodology for each index.

Response.      (a) The Principal Investment Strategies section for each of the Reality Shares NASDAQ-100 Isolated Dividend Growth Index ETF and Reality Shares U.S. Isolated Dividend Growth Index ETF has been revised to provide investors with detailed information about the objectives, construction and operation of each underlying Index. The disclosure provides investors with relevant material information about each Index and is on par with the level of index disclosure included in other ETF prospectuses. In light of these revisions, the Registrant respectfully suggests that a discussion of how each Index is constructed, the frequency with which it is reconstituted, and how frequently it is rebalanced is more appropriately disclosed in the SAI. Accordingly, the Registrant has inserted such a discussion in the SAI under the heading “Information about the Indexes.”

(b) The Registrant respectfully declines to make the requested change. The Registrant believes that the Index construction disclosure currently provided in the Prospectus and SAI provides investors sufficient information about each Index such that a discussion of the historical development of each Index would not provide investors any additional, useful information.

(c) The Index Methodology for the Reality Shares U.S. Isolated Dividend Growth Index and the Reality Shares NASDAQ-100 Isolated Dividend Growth Index will provided supplementally under separate cover.

The Funds’ Principal Investment Strategies (Pages 16-17)

19.

Comment.      The prospectus states that in a typical total return swap, “a Fund might exchange long or short exposures to the return of the securities in the subject index to isolate the value of the dividends paid on the securities in the subject index.” Please clarify in plain English the meaning of this statement.

Response.      The requested change has been made.

20.

Comment.      The prospectus states that “during unusual economic or market conditions, or for temporary defensive or liquidity purposes, the Reality Shares Isolated Dividend Growth ETF may invest up to 100% of its assets in cash or money market instruments.”

Amy W. Miller

Securities and Exchange Commission

February 6, 2014

Instruction 6 of Item 9 of Form N-1A sets forth the specific circumstances in which a fund may differ from its principal investment strategy. Please revise the Fund’s discussion of its temporary defensive policy to comply with Instruction 6.

Response.       The requested change has been made.

Investment Adviser and Portfolio Manager (Page 19)

21.	Comment. Please include a section describing the Index Provider.

Response.      The requested change has been made.

STATEMENT OF ADDITIONAL INFORMATION

Illiquid Securities (Page S-5)

22.	Comment. Please disclose that illiquid securities are limited to 15% of net assets. See Investment Company Act Release No. 18612 (March 12, 1992).

Response.      The requested change has been made.

Trustees and Officers of the Trust (Page S-18)

23.	Comment. We note that the information for the Independent Trustees is incomplete. Once you provide that information, we may have additional comments.

Response.      The Registrant has updated the relevant disclosure. The Registrant understands that the Staff may have additional comments relating to the information disclosed with respect to the Independent Trustees.

Creation/Redemption Transaction Fee (Page S-25)

24.	Comment. Please disclose that redemption fees will be limited to 2% of the redemption amount. See John P. Reilly (SEC No-action Letter pub. avail. July 12, 1979).

Response.      The requested change has been made.

Amy W. Miller

Securities and Exchange Commission

February 6, 2014

GENERAL COMMENTS

25.

Comment.      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response.      The Registrant understands that the Staff may have additional comments when incomplete portions of the filing are completed in a subsequent pre-effective amendment.

26.

Comment.      If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (“Securities Act”), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Response.      If the Registrant intends to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, it will identify the omitted information to the Staff supplementally before filing the final pre-effective amendment.

27.	Comment. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response.      Registrant does not intend to submit any additional requests for exemptive or no-action relief. The Registrant has been granted the standard exemptive relief for index-based and actively-managed ETFs, specifically: (i) an order under Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act (Investment Company Act Release No. 30678, August 27, 2013) in connection with an application filed on April 5, 2013, and amendments to the application on May 9, 2013 and July 25, 2013 relating to the Registrant’s index-based ETFs, and (ii) an order under Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act (Investment Company Act Release No. 30552, June 10, 2013) in connection with an application filed on April 5, 2013, and amendments to the application on May 9, 2013 and July 25, 2013 relating to the Registrant’s actively managed ETFs.

28.

Comment.      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response.      The Registrant acknowledges this Comment.

Amy W. Miller

Securities and Exchange Commission

February 6, 2014

29.

Comment.      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response.      The Registrant acknowledges this Comment.

* * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any questions, need any additional information or would like any clarification, please contact me at (212) 309-6650.

Sincerely,

/s/ Richard F. Morris

Richard F. Morris

cc:	Eric Ervin
Tom Trivella